

EXHIBIT H:
ISSUER LEGAL DOCUMENTATION





State of Rhode Island and Providence Plantations
Office of the Secretary of State

Fee: $150.00

Division Of Business Services
148 W. River Street
Providence RI 02904-2615
(401) 222-3040

Limited Liability Company
Articles of Organization
(Chapter 7-16-6 of the General Laws of Rhode Island, 1956, as amended)

ARTICLE I

The name of the limited liability company is: Connector LLC

ARTICLE II

The street address (post office boxes are not acceptable) of the limited liability company's registered agent in Rhode Island is:

No. and Street: 10 DAVOL SQUARE
                      SUITE 100
City or Town: PROVIDENCE   State: RI   Zip: 02903

The name of the resident agent at such address is: TIMOTHY SULLIVAN

ARTICLE III

Under the terms of these Articles of Organization and any written operating agreement made or intended to be made, the limited liability company is intended to be treated for purposes of federal income taxation as:
Check one box only

 X a partnership   __ a corporation   __ disregarded as an entity separate from its member

ARTICLE IV

The address of its principal office of the limited liability company if it is determined at the time of organization:

No. and Street: 10 DAVOL SQUARE
                      SUITE 100
City or Town: PROVIDENCE   State: RI   Zip: 02903   Country: US

ARTICLE V

The limited liability company has the purpose of engaging in any lawful business, unless a more limited purpose is set forth in Article VI of these Articles of Organization.

The period of its duration is: **X** Perpetual   __

ARTICLE VI

Additional provisions, if any, not inconsistent with law, which members elect to have set forth in these Articles of Organization, including, but not limited to, any limitation of the purposes or any other provision which may be included in an operating agreement:

ARTICLE VII

The limited liabilty company is to be managed by its **X** Members   or   __ Managers   (check one)
(If managed by Members, go to ARTICLE VIII)

The name and address of each manager **(If LLC is managed by Members, DO NOT complete this section)**:

Title	Individual Name First, Middle, Last, Suffix	Address Address, City or Town, State, Zip Code, Country

ARTICLE VIII

The date these Articles of Organization are to become effective, not prior to, nor more than 30 days after the filing of these Articles of Organization.

Later Effective Date:

This electronic signature of the individual or individuals signing this instrument constitutes the affirmation or acknowledgement of the signatory, under penalties of perjury, that this instrument is that individual's act and deed or the act and deed of the company, and that the facts stated herein are true, as of the date of the electronic filing, in compliance with R.I. Gen. Laws § 7-16.

Signed this 7 Day of December, 2018 at 1:23:44 PM by the Authorized Person.

TIMOTHY SULLIVAN

Address of Authorized Signer:
38 THATCHER STREET
RUMFORD, RI 02916

Form No. 400
Revised 09/07



State of Rhode Island and Providence Plantations
Department of State | Office of the Secretary of State
Nellie M. Gorbea, *Secretary of State*

I, NELLIE M. GORBEA, Secretary of State of the State of Rhode Island

and Providence Plantations, hereby certify that this document, duly executed in

accordance with the provisions of Title 7 of the General Laws of Rhode Island, as

amended, has been filed in this office on this day:

December 07, 2018 01:19 PM

Nellie M. Gorbea
Secretary of State





State of Rhode Island and Providence Plantations
Department of State | Office of the Secretary of State
Nellie M. Gorbea, *Secretary of State*

CERTIFICATE OF GOOD STANDING

I, Nellie M. Gorbea, Secretary of State and custodian of the seal and corporate records of the State of Rhode Island and Providence Plantations, hereby certify that:

Connector LLC

is a Rhode Island Limited Liability Company organized on **December 07, 2018.**
I further certify that revocation proceedings are not pending; articles of dissolution have not been filed; all annual reports are of record and the company is active and in good standing with this office.

This certificate is not to be considered as a notice of the company's tax status, financial condition or business practices; such information is not available from this office.

SIGNED and SEALED on

July 24, 2019

Secretary of State



Certificate Number: 19070069350
Verify this Certificate at: http://business.sos.ri.gov/CorpWeb/Certificates/Verify.aspx
Processed by: dantonelli



Connector LLC

WRITTEN CONSENT
IN LIEU OF MEETING
OF THE MEMBERS
OF
Connector, LLC

The undersigned, being all of the Members of Connector, a Rhode Island limited liability company (the "Company"), do hereby adopt the following resolutions with the same force and effect as though adopted at a special meeting of said Members duly called and held:

WHEREAS, the Company desires to enter into a Dealer Agreement in the form attached hereto as "Exhibit A"), by and between the Company and FUNDopolis (the "Agreement");

NOW THEREFORE, BE IT RESOLVED, that the Company is authorized to enter into the Agreement, and that Timothy Sullivan, as Founder of the Company, hereby is, authorized, empowered, and directed to execute, acknowledge, and deliver the Agreement for and on behalf of and in the name of the Company, and to take any and all action any of them deems necessary or appropriate to effect the foregoing resolution.

IN WITNESS WHEREOF, the undersigned have duly executed this Consent this 16 day of August, 2019.

[MANAGERS] [MEMBERS]

____

Printed Name: Timothy Sullivan

____

Printed Name: ________________

<p style="text-align:center">LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
Connector LLC</p>

This Single-member LLC Operating Agreement represents Connector LLC that was formed in the State of Rhode Island on December 7th 2018, hereinafter known as the "Company".

Timothy Sullivan of 10 Davol Square, Suite 100, Providence, Rhode Island, 02903 is recognized as the sole member of the Company (the "Member(s)").

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:

<u>1. Name and Principal Place of Business</u>

The name of the Company is Connector LLC with a principal place of business at 10 Davol Square, Suite 100, Providence, Rhode Island, 02903. The mailing address shall be the same address as the principal office location.

<u>2. Registered Agent</u>

The name of the Registered Agent is Timothy Sullivan with a registered office located at 10 Davol Square, Suite 100, Providence, Rhode Island, 02903 for the service of process as of December 7th 2018. This may change at any time by the Company filing an amendment with the Secretary of State, or respective office, in the State of Rhode Island.

<u>3. Formation</u>

The Company was formed on December 7th 2018, when the Member(s) filed the Articles of Organization with the office of the Secretary of State pursuant to the statutes governing limited liability companies in the State of Rhode Island (the "Statutes").

<u>4. Purpose</u>

The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Member(s) in their discretion shall determine.

<u>5. Term</u>

The term of the Company shall be perpetual, commencing on the filing of the Articles of Organization of the Company, and continuing until terminated under the provisions set forth herein.

<u>6. Member(s) Capital Contributions</u>

The Member(s) shall be making a Capital Contribution described as: $3,000 Cash

<u>7. Distributions.</u>

The Member may make such capital contributions (each a "Capital Contribution") in such amounts and at such times as the Member shall determine. The Member shall not be obligated to make any

Capital Contributions. The Member may take distributions of the capital from time to time in accordance with the limitations imposed by the Statutes.

A "Capital Account" for the Member shall be maintained by the Company. The Member's Capital Account shall reflect the Member's capital contributions and increases for any net income or gain of the Company. The Member's Capital Account shall also reflect decreases for distributions made to the Member and the Member's share of any losses and deductions of the Company.

8. Books, Records and Tax Returns

The Company shall maintain complete and accurate books and records of the Company's business and affairs as required by the Statutes and such books and records shall be kept at the Company's Registered Office and shall in all respects be independent of the books, records and transactions of the Member.

The Company's fiscal year shall be the calendar year with an ending month of December.
The Member intends that the Company, as a single member LLC, shall be taxed as a S-Corporation in accordance with the provisions of the Internal Revenue Code.

9. Bank Accounts

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Member(s). Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Member(s) from time to time may designate.

10. Management of the Company

The business and affairs of the Company shall be conducted and managed by the Member(s) in accordance with this Agreement and the laws of the State of Rhode Island.

11. Ownership of Company Property

The Company's assets shall be deemed owned by the Company as an entity, and the Member shall have no ownership interest in such assets or any portion thereof. Title to any or all such Company assets may be held in the name of the Company, one or more nominees or in "street name", as the Member may determine.

Except as limited by the Statutes, the Member may engage in other business ventures of any nature, including, without limitation by specification, the ownership of another business similar to that operated by the Company. The Company shall not have any right or interest in any such independent ventures or to the income and profits derived therefrom.

12. Dissolution and Liquidation

The Company shall dissolve and its affairs shall be wound up on the first to occur of (i) At a time, or upon the occurrence of an event specified in the Articles of Organization or this Agreement. (ii) The determination by the Member that the Company shall be dissolved.

Upon the death of the Member, the Company shall be dissolved. By separate written documentation, the Member shall designate and appoint the individual who will wind down the

Company's business and transfer or distribute the Member's Interests and Capital Account as designated by the Member or as may otherwise be required by law.

Upon the disability of a Member, the Member may continue to act as Manager hereunder or appoint a person to so serve until the Member's Interests and Capital Account of the Member have been transferred or distributed.

13. Indemnification

The Member (including, for purposes of this Section, any estate, heir, personal representative, receiver, trustee, successor, assignee and/or transferee of the Member) shall not be liable, responsible or accountable, in damages or otherwise, to the Company or any other person for: (i) any act performed, or the omission to perform any act, within the scope of the power and authority conferred on the Member by this agreement and/or by the Statutes except by reason of acts or omissions found by a court of competent jurisdiction upon entry of a final judgment rendered and un-appealable or not timely appealed ("Judicially Determined") to constitute fraud, gross negligence, recklessness or intentional misconduct; (ii) the termination of the Company and this Agreement pursuant to the terms hereof; (iii) the performance by the Member of, or the omission by the Member to perform, any act which the Member reasonably believed to be consistent with the advice of attorneys, accountants or other professional advisers to the Company with respect to matters relating to the Company, including actions or omissions determined to constitute violations of law but which were not undertaken in bad faith; or (iv) the conduct of any person selected or engaged by the Member.

The Company, its receivers, trustees, successors, assignees and/or transferees shall indemnify, defend and hold the Member harmless from and against any and all liabilities, damages, losses, costs and expenses of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by the Member (including amounts paid in satisfaction of judgments, in settlement of any action, suit, demand, investigation, claim or proceeding ("Claim"), as fines or penalties) and from and against all legal or other such costs as well as the expenses of investigating or defending against any Claim or threatened or anticipated Claim arising out of, connected with or relating to this Agreement, the Company or its business affairs in any way; provided, that the conduct of the Member which gave rise to the action against the Member is indemnifiable under the standards set forth herein.

Upon application, the Member shall be entitled to receive advances to cover the costs of defending or settling any Claim or any threatened or anticipated Claim against the Member that may be subject to indemnification hereunder upon receipt by the Company of any undertaking by or on behalf of the Member to repay such advances to the Company, without interest, if the Member is Judicially Determined not to be entitled to indemnification as set forth herein.

All rights of the Member to indemnification under this Agreement shall (i) be cumulative of, and in addition to, any right to which the Member may be entitled to by contract or as a matter of law or equity, and (ii) survive the dissolution, liquidation or termination of the Company as well as the death, removal, incompetency or insolvency of the Member.

The termination of any Claim or threatened Claim against the Member by judgment, order, settlement or upon a plea of *nolo contendere* or its equivalent shall not, of itself, cause the Member not to be entitled to indemnification as provided herein unless and until Judicially Determined to not be so entitled.

14. Miscellaneous

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Rhode Island. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities.

This Agreement, and any amendments hereto, may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

IN WITNESS WHEREOF, the Member(s) have executed this Agreement on December 7th 2018.

The Member(s) of Connector LLC

_____

Timothy Sullivan